02058793

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac ABS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001060764
(Registrant CIK Number)

Form 8-K for September 19, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-47158
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

P

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on September 18, 2002.

INDYMAC ABS, INC.

By: ______________________
Name: Victor H. Woodworth
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

ADDITIONAL COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

Computational Materials
Prepared By Salomon Smith Barney Inc.

for

IndyMac ABS, Inc.

Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2002-B

NY1 5253129v2

PRELIMINARY TERM SHEET

IndyMac ABS, Inc.

$400,000,000 (Approximate)

Home Equity Mortgage Loan Asset-Backed Trust Series SPMD 2002-B

IndyMac ABS, Inc.
Depositor

Home Equity Mortgage Loan Asset-Backed Trust
Issuer

IndyMac Bank, F.S.B.
Seller and Mas ter Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.

SALOMON SMITH BARNEY
A member of citigroup

September 17, 2002

Structure Overview – Offered Certificates

To 10% Call (All numbers are approximate and subject to change) at the Pricing Speed

Class	Approx. Size ($)	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P / Moody's/Fitch)
AF-1	$91,000,000	Fixed - Senior	SWAPS	1.0	30/360	1-23	Oct. 2032	AAA / Aaa/ AAA
AF-2	$75,000,000	Fixed – Senior	SWAPS	3.3	30/360	23-69	Oct. 2032	AAA / Aaa/ AAA
AF-3	$29,000,000	Fixed – Senior	SWAPS	7.8	30/360	69-101	Oct. 2032	AAA / Aaa/ AAA
AF-4	$26,000,000	Fixed – Senior NAS	SWAPS	6.7	30/360	39-101	Oct. 2032	AAA / Aaa/ AAA
AV	$119,000,000	Fixed / Floating - Senior	SWAPS / 1 M LIBOR	2.2	30/360, Act/360	1-101	Oct. 2032	AAA / Aaa/ AAA
A-IO	Notional	Fixed – Senior IO	-	-	30/360	1-30	Oct. 2032	AAA / Aaa/ AAA
M-1	$26,000,000	Floating - Mezz	1 M LIBOR	5.6	Act/360	38-101	Oct. 2032	AA / Aa2/ AA
M-2	$19,000,000	Floating – Mezz	1 M LIBOR	5.5	Act/360	37-101	Oct. 2032	A / A2/ A
B-1	$11,000,000	Floating – Mezz	1 M LIBOR	5.5	Act/360	37-101	Oct. 2032	BBB / Baa2/ BBB
B-2	$4,000,000	Floating - Mezz	1 M LIBOR	5.3	Act/360	37-101	Oct. 2032	BBB- / Baa3/ BBB-

Pricing Speed

Fixed-Rate Mortgage Loans	4% - 22% CPR (Increasing 18/11% per month until month 12, then 22% CPR for life)
Adjustable-Rate Mortgage Loans	28% CPR

IO Notional Schedule

The Class A-IO is a 30 month interest only class and will receive interest at a fixed rate of 3.00% on the Class A-IO Notional Balance as shown in the Notional Balance Schedule on page 20.

Class AV Certificates

The Class A-V Certificates are Hybrid Certificates where interest will be paid off of a fixed coupon for the first 2 years and then will begin to pay a variable rate of 1 Month Libor plus an applicable margin.

PERIOD	INTEREST PMT	DAY COUNT	DELAY	ACCRUAL PERIOD
1 – 24	[ ]%	30/360	24 day delay	The calendar month preceding the month of the Distribution Date
24 – 101	1 M Libor + [ ]%	ACT/360	0 day delay	The period from and including the preceding Distribution Date to and including the day prior to the current Distribution Date.

Company Overview

IndyMac Bank:	IndyMac Bank, "the Company", is Headquartered in Pasadena, CA. The Company has over 2,600 employees in offices in 7 cities. It has a network of over 3,000 active brokers and mortgage bankers nationwide. As a REIT, the company first acquired servicing operations from National City Corporation in April of 1998 and later converted from a REIT into a depositary institution in July of 2000 via the acquisition of San Gabriel Valley Bank. It has $7.4 Billion of assets, $2.8 Billion in Total Deposits, a market capitalization of $1.3 Billion, a year-to-date 2002 loan production of $17.8 Billion, and a primary servicing portfolio of $23.7 Billion, as of June 30, 2002. The Company services approximately $3.3 billion of sub-prime mortgages (as of June 30, 2002). The Company has a BBB- corporate debt rating from S&P and Fitch. As a primary servicer, Fitch rates IndyMac Bank RPS2-.

Transaction Overview

Offered Certificates:	Approximately $340,000,000 senior fixed-and floating-rate Certificates and approximately $60,000,000 subordinated floating-rate Certificates. The Senior and Subordinated Certificates are backed by adjustable- and fixed-rate subprime mortgage loans.
Collateral:	Comprised initially of approximately 2,848 adjustable- and fixed-rate first and second lien closed-end, mortgage loans with combined LTV's at origination not in excess of 100.00%, totaling approximately $303,063,337 as of the Cut-off Date. The mortgage loans will be broken into two groups where the Group 1 Mortgage Loans will represent approximately 2,211 fixed-rate loans totaling $197,364,586 and the Group 2 Mortgage Loans will represent approximately 637 adjustable-rate loans totaling $105,698,751.
Timing:	Cut-off Date: September 1, 2002 Expected Pricing Date: On or about September [19], 2002 Expected Settlement Date: On or about September [26] , 2002 First Distribution Date: October 25, 2002
Depositor:	IndyMac ABS, Inc.
Seller and Servicer:	IndyMac Bank, F.S.B.
Trustee:	Deutsche Bank National Trust Company.
Record Date:	For the adjustable rate certificates, the business day immediately preceding the Distribution Date. For the fixed rate and notional certificates, the last business day of the month preceding the distribution date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2002.

Salomon Smith Barney Mortgage Finance Contacts

Name:	Telephone:	E-Mail:
Ken Mulford *Vice President*	(212) 723-6932	ken.mulford@citigroup.com
Evan Mitnick *Vice President*	(212) 723-6621	evan.mitnick@citigroup.com
Phil Seares *Associate*	(212) 723-1145	philip.seares@citigroup.com
Brian Appell *Analyst*	(212) 723-6395	brian.j.appell@citigroup.com

Rating Agency Contacts

Name:	Telephone:	E-Mail:
Venkat Veerubhotla *Standard and Poors*	(212) 438-6612	venkat_veerubhotla@sandp.com
Joe Grohotolski *Moody's*	(212) 553-4619	joseph.grohotolski@moodys.com
Inga Smolyar *Fitch*	(212) 908-0659	inga.smolyar@fitchratings.com

Transaction Overview

Structure:	Senior/Mezzanine/Overcollateralization	
Offered Certificates:	Class AF-1, AF-2, AF-3, AF-4, AV, A-IO, M-1, M-2, B-1 and B-2 Certificates	
Non-Offered Certificates:	Class P, X and R Certificates will **NOT** be offered.	
Class A (or Senior) Certificates:	Class AF-1, AF-2, AF-3, AF-4, AV and A-IO Certificates	
Class AF Certificates:	Class AF-1, AF-2, AF-3 and AF-4 Certificates	
Interest Only Certificates:	Class A-IO Certificates	
Subordinated Certificates:	Class M-1, M-2, B-1, and B-2 Certificates	
Interest Payments:	Day Count:	Act/360 for Class M-1, M-2, B-1 and B-2 Certificates 30/360 for Class AF-1, AF-2, AF-3, AF-4 and A-IO Certificates
	Delay:	0 day delay for Class M-1, M-2, B-1 and B-2 Certificates 24 day delay for Class AF-1, AF-2, AF-3, AF-4 and A-IO Certificates
	Accrual Period:	For the Class M-1, M-2, B-1 and B-2 Certificates will be the period from and including the preceding Distribution Date (or in the case of the first Distribution Date, the Closing Date) to and including the day prior to the current Distribution Date. For the Class AF-1, AF-2, AF-3, AF-4 and A-IO Certificates will be the calendar month preceding the month of the Distribution Date. See "Class AV Certificates" on page 2.

Class AF Interest Payments:

The monthly Pass-Through Rate of the Class AF Certificates will be:

1) For all distribution dates prior to the optional termination date, the lesser of:
   a. Class AF-1 [ ]%
      Class AF-2 [ ]%
      Class AF-3 [ ]%
      Class AF-4 [ ]%
   b. the Group 1 Net WAC Cap
2) Step-up coupons, if transaction is not called, the lesser of:
   a. Class AF-3 [ ]% +0.50%
   b. the Group 1 Net WAC Cap

Class AV Interest Payments:

1) For the distribution dates beginning in October 2002 and ending in September 2004, the lesser of:
   a. [ ]%
   b. the Group 2 Net WAC Cap.
2) For all distribution dates after occurring after September 2004, the lesser of:
   a. 1-month LIBOR + [ ] %
   b. the Group 2 Net WAC Cap.
3) Step-up coupon/margin if transaction is not called
   During Fixed Rate period: 0.50%
   During Floating Rate period 2 x initial margin

For any distribution date on which the Pass-Through Rate for the Class AV Certificates is limited to the Group 2 Net WAC Cap, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. See Basis Risk Shortfall below

Transaction Overview

Group 1 Net WAC Cap

The rate per annum equal to (A) the product of (i) the weighted average of the Mortgage Rates on the Group 1 Mortgage Loans as of the beginning of the related Remittance Period minus the Servicing Fee Rate, the Trustee Fee Rate and the proportionate share of the A-IO coupon rate and (ii) a fraction, the numerator of which is 30 and denominator of which is the actual number of days in the related interest period.

Group 2 Net WAC Cap

The rate per annum equal to (A) the product of (i) the weighted average of the Mortgage Rates on the Group 2 Mortgage Loans as of the beginning of the related Remittance Period minus the Servicing Fee Rate, the Trustee Fee Rate and the proportionate share of the A-IO coupon rate and (ii) a fraction, the numerator of which is 30 and denominator of which is the actual number of days in the related interest period.

Subordinated Certificates Interest Payments:

1) The monthly Pass-Through Rate for each of the Subordinated Certificates will equal the lesser of:

i.	Class M-1	1 month LIBOR + [ ]%
	Class M-2	1 month LIBOR + [ ]%
	Class B-1	1 month LIBOR + [ ]%
	Class B-2	1 month LIBOR + [ ]%
ii.	The Subordinated Net WAC Cap	

2) Step-up Margins if transaction is not called

i.	Class M-1	1.5x initial margin
ii.	Class M-2	1.5x initial margin
iii.	Class B-1	1.5x initial margin
iv.	Class B-2	1.5x initial margin

For any distribution date on which the Pass-Through Rate on any Subordinated Certificate is limited to the Subordinated Net WAC Cap, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. See Basis Risk Shortfall below.

Subordinated Net WAC Cap:

The weighted average of (a) the Group 1 Net WAC Cap weighted on the basis of the excess of the aggregate of the Stated Principal Balance of the mortgage loans in loan group 1 plus the allocable portion on deposit in the pre-funding account as of the opening of business on the first day of the related Remittance Period over the aggregate Class Certificate Balances of the Class AF certificates on that date; and (b) the Group 2 Net WAC Cap weighted on the basis of the excess of the aggregate of the Stated Principal Balance of the mortgage loans in loan group 2 plus the allocable portion on deposit in the pre-funding account as of the opening of business on the first day of the related Remittance Period over the aggregate Class Certificate Balance of the Class AV Certificates on that date

Transaction Overview

Basis Risk Shortfall:	Because the mortgage rates are either fixed rate or based on 6-month LIBOR and the pass-through rates on the Class AV and Subordinated Certificates vary and are based on 1-month LIBOR, the application of the applicable Group 2 or Subordinated Net WAC Caps may result in shortfalls of interest otherwise due to the Class AV and Subordinated Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the mortgage pool cash flows are constrained by either fixed rates on the fixed-rate mortgage loans or interim caps on the adjustable-rate mortgage loans.
Net WAC Rate Carryover Amount:	If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the Group 2 or Subordinated Net WAC Caps, as applicable, the excess of (i) the amount of interest such class would have been accrued for on such Distribution Date had the applicable Pass-Through Rate not been subject to these caps, over (ii) the amount of interest accrued on such class of Certificates for such Distribution Date, together with the unpaid portion of any such amounts from the prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.
Principal Remittance Amount:	With respect to any distribution date, to the extent of funds available therefor as described herein, the amount equal to the sum of the following amounts (without duplication): (i) each payment of principal on a mortgage loan due during the related Remittance Period and received or advanced, plus all full and partial principal prepayments received during the preceding calendar month, (ii) the liquidation proceeds on the mortgage loans allocable to principal actually collected by the master servicer during the preceding calendar month, (iii) the principal portion of the purchase price with respect to each deleted mortgage loan that was repurchased as of that distribution date, (iv) the principal portion of any Substitution Adjustment Amounts in connection with a substitution of a mortgage loan as of that distribution date, (v) the principal portion of any proceeds from mortgage insurance, (vi) any amounts originally deposited in the pre-funding account that were not utilized to acquire subsequent mortgage loans for that loan group and are remaining in the pre-funding account at the end of the pre-funding period, and (vii) the proceeds received with respect to the termination of the trust fund (to the extent they relate to principal)

Transaction Overview

Principal Distribution Amount:	With respect to any distribution date, the sum of the Basic Principal Distribution Amount and the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any distribution date, the excess of (i) the Principal Remittance Amount for that distribution date over (ii) the Excess Subordinated Amount, if any, for that distribution date.
Extra Principal Distribution Amount:	As of any distribution date, the lesser of (x) the Total Monthly Excess Spread for that distribution date and (y) the Subordination Deficiency for that distribution date, if any.
Class A Principal Allocation Percentage:	For any distribution date, the percentage equivalent of a fraction, determined as follows: (i) in the case of the Class AF Certificates the numerator of which is (x) the portion of the Principal Remittance Amount for such Distribution Date that is attributable to principal received or advanced on the Loan Group 1 Mortgage Loans and the denominator of which is (y) the Principal Remittance Amount for such distribution date and (ii) in the case of the Class AV Certificates the numerator of which is (x) the portion of the Principal Remittance Amount for such Distribution Date that is attributable to principal received or advanced on the Loan Group 2 Mortgage Loans and the denominator of which is (y) the Principal Remittance Amount for such distribution date.
Class A Principal Distribution Amount:	For each group on any distribution date is the Class A Principal Allocation Percentage for such group of the Senior Principal Distribution Amount on such date.
Senior Principal Distribution Amount:	1) With respect to any distribution date prior to the Stepdown Date or as to which a Trigger Event exists, 100% of the aggregate Principal Distribution Amount for the distribution date, and 2) With respect to any distribution date on or after the Stepdown Date and as to which a Trigger Event is not in effect, the excess of (A) the aggregate Class Certificate Balance of the Class A Certificates immediately before that distribution date over; (B) the lesser of (x) 67.00% of the aggregate Stated Principal Balances of all the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period and (y) the aggregate Stated Principal Balance of all the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period minus approximately $2,000,000.
Class AF-4 Principal Distribution Amount:	The product of (i) the Class A Principal Distribution Amount for Class AF Certificates for the relevant distribution date and (ii) a fraction, whose numerator is the class certificate balance of the Class AF-4 Certificates immediately before that distribution date and whose denominator is the aggregate Class Certificate Balances of the Class AF-1, Class AF-2, Class AF-3, and Class AF-4 Certificates immediately before that distribution date, and (iii) the applicable Lockout Percentage.

Transaction Overview

Lockout Percentage:

The indicated percentage for the indicated distribution dates:

Distribution Dates	Percentage
Oct. 2002 through Sept. 2005	0%
Oct. 2005 through Sept. 2007	45%
Oct. 2007 through Sept. 2008	80%
Oct. 2008 through Sept. 2009	100%
Oct. 2009 and thereafter	300%

Class M-1 Principal Distribution Amount:

For any distribution date is the excess of:

(i) the sum of

(A) the aggregate Class Certificate Balance of the Class A Certificates (after taking into account distribution of the Class A Principal Distribution Amount for that distribution date) and

(B) the Class Certificate Balance of the Class M-1 Certificates immediately before that distribution date

over

(ii) the lesser of

(A) 80.00% of the aggregate Stated Principal Balances of all of the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period and

(B) the aggregate Stated Principal Balance of all of the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period minus approximately $2,000,000.

Class M-2 Principal Distribution Amount:

For any distribution date is the excess of:

(i) the sum of

(A) the aggregate Class Certificate Balance of the Class A Certificates (after taking into account distribution of the Class A Principal Distribution Amount for that distribution date)

(B) the Class Certificate Balance of the Class M-1 Certificates (after taking into account distribution of the Class M-1 Principal Distribution Amount for that distribution date) and

(C) the Class Certificate Balance of the Class M-2 Certificates immediately before that distribution date

over

(ii) the lesser of

(A) 89.50% of the aggregate Stated Principal Balances of all of the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period and

(B) the aggregate Stated Principal Balance of all of the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period minus approximately $2,000,000.

Transaction Overview

Class B-1 Principal Distribution Amount:

For any distribution date is the excess of:

(i) the sum of

(A) the aggregate Class Certificate Balance of the Class A Certificates (after taking into account distribution of the Class A Principal Distribution Amount for that distribution date)

(B) the Class Certificate Balance of the Class M-1 Certificates (after taking into account distribution of the Class M-1 Principal Distribution Amount for that distribution date)

(C) the Class Certificate Balance of the Class M-2 Certificates (after taking into account distribution of the Class M-2 Principal Distribution Amount for that distribution date) and

(D) the Class Certificate Balance of the Class B-1 Certificates immediately before that distribution date

over (ii) the lesser of

(A) 95.00% of the aggregate Stated Principal Balances of all of the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period and

(B) the aggregate Stated Principal Balance of all of the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period minus approximately $2,000,000.

Class B-2 Principal Distribution Amount:

For any distribution date is the excess of:

(i) the sum of

(A) the aggregate Class Certificate Balance of the Class A Certificates (after taking into account distribution of the Class A Principal Distribution Amount for that distribution date) and

(B) the Class Certificate Balance of the Class M-1 Certificates Certificates (after taking into account distribution of the Class M-1 Principal Distribution Amount for that distribution date)

(C) the Class Certificate Balance of the Class M-2 Certificates (after taking into account distribution of the Class M-2 Principal Distribution Amount for that distribution date)

(D) the Class Certificate Balance of the Class B-1 Certificates (after taking into account distribution of the Class B-1 Principal Distribution Amount for that distribution date) and

(E) the Class Certificate Balance of the Class B-2 Certificates immediately before that distribution date

over (ii) the lesser of

(A) 97.00% of the aggregate Stated Principal Balances of all of the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period and

(B) the aggregate Stated Principal Balance of all of the mortgage loans plus amounts on deposit in the pre-funding account as of the last day of the related Remittance Period minus approximately $2,000,000;

provided, however, that with respect to any distribution date on which the Class Certificate Balances of the Class A, Class M-1, Class M-2 and Class B-1 Certificates have been reduced to zero, the Class B-2 Principal Distribution Amount is the lesser of (x) the Class Certificate Balance of the Class B-2 Certificates and (y) the Principal Distribution Amount.

Transaction Overview

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date in October, 2005, and (y) the first distribution date on which the Senior Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the mortgage loans on the last day of the related Remittance Period but prior to any application of the Principal Distribution Amount to the certificates) is greater than or equal to the Senior Specified Enhancement Percentage.

Senior Enhancement Percentage: For any distribution date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balances of the Subordinated Certificates and (ii) the Subordinated Amount (in each case after taking into account the distributions of the Principal Distribution Amount for that distribution date) by (y) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related Remittance Period.

Senior Specified Enhancement Percentage: On any date of its determination is 33.00%.

Trigger Event: With respect to each distribution date after the Stepdown Date, exists if (A) the quotient (expressed as a percentage) of (x) the three month rolling average of 60+ Day Delinquent Loans, as of the last day of the Remittance Period, over (y) the aggregate Stated Principal Balance of the mortgage loans, as of the last day of the Remittance Period equals or exceeds 45.00% of the Senior Enhancement Percentage, or (B) a Cumulative Net Loss Trigger Event occurs.

Cumulative Net Loss Trigger Event: With respect to any distribution date on or after the Stepdown Date, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred from the cut-off date through the last day of the related Remittance Period by (y) the sum of the aggregate Stated Principal Balance of the initial mortgage loans as of the cut-off date and amounts deposited in the pre-funding account on the closing date, exceeds the applicable percentages described below with respect to such distribution date.

Distribution Dates	Cumulative Net Loss Percentage
Oct. 2005 through Sept. 2006	2.25% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
Oct. 2006 through Sept. 2007	3.75% for the first month, plus an additional 1/12th of 1.25% for each month thereafter
Oct. 2007 through Sept. 2008	5.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
Oct. 2008 through Sept. 2009	5.75% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
Oct. 2009 and thereafter	and thereafter 6.00%

Realized Loss: The excess of the Stated Principal Balance of a defaulted mortgage loan over the net liquidation proceeds with respect thereto that are allocated to principal.

Unpaid Realized Loss: With respect to any class of Subordinated Certificates and as to any distribution date, is the excess of (i) Applied Realized Loss Amounts with respect to that class over (ii) the sum of all distributions in reduction of Applied Realized Loss Amounts on all previous distribution dates. Any amounts distributed to a class of Subordinated Certificates in respect of any Unpaid Realized Loss Amount will not be applied to reduce the Class Certificate Balance of that class.

Transaction Overview

Excess Spread:

The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Offered Certificates, resulting in excess cash flow, which can be approximated in the following manner:

Initial Gross WAC[2]:	8.85%
Less Fees & Expenses[1]:	0.51%
Initial Certificate Coupon (Approx)[2]:	3.34%
Initial Excess Spread:[2]	5.00%

1) Includes Servicing fee and the Trustee fee.
2) This amount will vary on each distribution date based on changes to:
   (i) Interest rates on the mortgage loans, and/or
   (ii) The Certificate Pass-Through Rate

Overcollateralization:

On the Closing Date, the trust will issue an aggregate principal amount of Certificates, which is approximately equal to the aggregate principal balance of the Mortgage Loans plus any prefunding amount as of the Cutoff Date. On each Distribution Date, commencing October 25, 2002, to the extent not used to cover losses or interest shortfalls, 50% of the Excess Interest will be used to pay principal to the Certificates, reducing the aggregate principal balance of the Certificates below the aggregate principal balance of the Mortgage Loans until the Targeted Overcollateralization Amount is reached, and the remainder will be distributed to the Certificates in the priority set forth in the prospectus supplement. This excess of the principal balance of the Mortgage Loans over the principal balance of the Certificates represents Overcollateralization, which may be used to absorb losses on the Mortgage Loans not covered by Excess Interest. Once the Targeted Overcollateralization Amount is met, if the level of Overcollateralization falls below the Targeted Overcollateralization Amount (an "Overcollateralization Deficiency"), 100% of the Excess Interest will be paid as principal to the Certificates, reducing the principal balance of the Certificates faster than the principal balance of the Mortgage Loans until the Targeted Overcollateralization Amount is reached.

Targeted Overcollateralization Amount:

As of any Distribution Date:
(x) prior to the Stepdown Date, approximately 1.50% of the initial balance of the mortgage loans plus any prefunding amount, and
(y) on and after the Stepdown Date, the lesser of:
- i. 1.50% of the initial balance of the Mortgage Loans plus any prefunding amount, and
- ii. the greater of:
  - a. approximately 3.00% of the balance of the Mortgage Loans as of the last day of the related Collection Period and
  - b. approximately 0.50% of the initial balance of the Mortgage Loans plus any prefunding amount.

Credit Enhancement:

1) Excess Spread
2) Overcollateralization
3) Subordination
4) Application of Realized Losses

Transaction Overview

Losses:

Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the overcollateralization amount third, by the Class B Certificates in reverse numerical order and fourth, by the Class M Certificates in reverse numerical order.

Targeted Subordination:

Class	S&P / Moody's/Fitch	Credit Enhancement Levels (Before the Stepdown Date	Credit Enhancement Levels (After the Stepdown Date
Class A	AAA/Aaa/ AAA	16.50%	33.00%
Class M-1	AA / Aa2 / AA	10.00%	20.00%
Class M-2	A / A2 / A	5.25%	10.50%
Class B-1	BBB/Baa2/BBB	2.50%	5.00%
Class B-2	BBB-/Baa3/BBB-	1.50%*	3.00%

*Initial OC percentage is zero, building to 1.50%. See "Overcollateralizaton".

Step-up Coupon on the Class A Certificates:

After the optional termination date, the Class AF-3 coupon increases by 50 bps. Prior to October 2004, the AV coupon increases by 50 bps. After the optional termination date, its margin increases to 2x initial.

Step-up Coupons on the Subordinated Certificates:

After the optional termination date, the Subordinated Certificates' margins will increase to 1.5x their related initial margin.

The NIMS Insurer:

After the closing date, a separate trust may be established to issue net interest margin securities secured by all or a portion of the Class P and Class X Certificates. Those net interest margin securities may or may not have the benefit of one or more financial guaranty insurance policy that guarantees payments on those securities. The insurer or insurers that would issue any financial guaranty insurance policies, if any, is referred to in this prospectus supplement as the "NIMS Insurer." The references to the NIMS Insurer in the prospectus supplement are applicable only if there is a NIMS Insurer. If the net interest margin securities are so insured, the NIMS Insurer will have a number of rights under the pooling and servicing agreement. Any insurance policy issued by the NIMS Insurer will not cover, and will not benefit in any manner whatsoever the offered certificates.

Prefunding and Capitalized Interest Account

At closing, the seller will deposit the sum of (i) the excess of the aggregate class certificate balance of the certificates over the principal balance of the initial mortgage loans on September 26, 2002, and (ii) an initial Overcollateralization amount (which sum is not expected to exceed approximately $[60,000,000] into a pre-funding account, to be used to acquire subsequent fixed and adjustable-rate mortgage loans from the seller during the pre-funding period.

Call Provision:

Subject to certain conditions, the master servicer may purchase all of the remaining assets of the trust fund after the aggregate principal balance of the mortgage loans and any real estate owned by the trust fund as of the last day of the related remittance period declines to 10% or less of the sum of the aggregate principal balance of the initial mortgage loans as of their cut-off dates and the aggregate principal balance of the mortgage loans purchased by the trust on subsequent transfer dates as of their respective cut-off dates. If the master servicer fails to exercise its option, the NIMS Insurer, if any, may exercise that option.

P&I Advances:

The master servicer will make cash advances with respect to delinquent payments of principal and interest on the mortgage loans unless the master servicer reasonably believes that the cash advances cannot be repaid from future payments on the applicable mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The master servicer will not cover shortfalls in interest collections due to bankruptcy proceedings or the application of the Soldiers' and Sailors' Civil Relief Act of 1940, as amended.

Transaction Overview

Compensating Interest:	To offset any interest shortfall to certificateholders as a result of any prepayments, the master servicer will be required to reduce its servicing compensation, but the reduction for any distribution date will be limited to an amount (such amount is referred to as Compensating Interest) equal to the lesser of (i) prepayment interest shortfalls or (ii) the product of ▪ 0.25% multiplied by ▪ one-twelfth multiplied by ▪ the pool balance as of the first day of the prior month.
Group 1 Certificates:	The Class AF-1, AF-2, AF-3 and AF-4 Certificates will receive principal and interest payments primarily from the mortgage loans in loan group 1.
Group 2 Certificates:	The Class AV Certificates will receive principal and interest payments primarily from the mortgage loans in loan group 2.
Other Certificates:	The Class A-IO and Subordinated Certificates will receive principal and interest payments from the mortgage loans in both loan group 1 and loan group 2.

DISTRIBUTIONS

On each distribution date, distributions in reduction of the Class Certificate Balance of the certificates entitled to receive distributions of principal will be made in an amount equal to the Principal Distribution Amount. The "Principal Distribution Amount" for each distribution date will equal the sum of (i) the Basic Principal Distribution Amount for that distribution date, (ii) the Extra Principal Distribution Amount for that distribution date and (iii) for the first distribution date following the end of the pre-funding period, any amount remaining in the pre-funding account (net of any investment income therefrom).

On each distribution date, the trustee is required to make the disbursements and transfers from the Available Funds then on deposit in the distribution account in the following order of priority:

i. to the holders of the offered certificates in the following order or priority:

a. concurrently to each class of Class A Certificates and the Class A-IO Certificates, pro rata, the Accrued Certificate Interest and any Unpaid Interest Amounts for those classes, on that distribution date;

b. to the Class M-1 Certificates, the Accrued Certificate Interest for that class on that distribution date;

c. to the Class M-2 Certificates, the Accrued Certificate Interest for that class on that distribution date;

d. to the Class B-1 Certificates, the Accrued Certificate Interest for that class on that distribution date; and

e. to the Class B-2 Certificates, the Accrued Certificate Interest for that class on that distribution date;

ii. A. with respect to each distribution date (a) before the Stepdown Date or (b) if a Trigger Event is in effect, to the holders of the classes of offered certificates then entitled to distributions of principal as set forth below, an amount equal to the Principal Distribution Amount in the following order or priority:

a. (1) in the case of the group 1 certificates, the respective Class A Principal Allocation Percentage of the Principal Distribution Amount:

- to the Class AF-4 Certificates in an amount up to the Class AF-4 Principal Distribution Amount for such date, until their Class Certificate Balance is reduced to zero; and then
- sequentially to the Class AF-1, Class AF-2, Class AF-3, and Class AF-4 Certificates, in that order, until their respective Class Certificate Balances are reduced to zero; and

(2) in the case of the group 2 certificates, the respective Class A Principal Allocation Percentage of the Principal Distribution
Amount:

- to the Class AV Certificates until their Class Certificate Balance is reduced to zero; and then

b. sequentially to the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, until their respective Class Certificate Balances are reduced to zero;

B. with respect to each distribution date (a) on and after the Stepdown Date and (b) as long as a Trigger Event is not in effect, to the holders of the classes of offered certificates then entitled to distribution of principal an amount equal to the Principal Distribution Amount in the following amounts and order of priority:

a. the applicable Class A Principal Distribution Amount, in the following order of priority:

(1) in the case of the group 1 certificates:

- *to the Class AF-4 Certificates in an amount up to the Class AF-4 Principal Distribution Amount for such* date, until their Class Certificate Balance is reduced to zero; and then
- sequentially to the Class AF-1, Class AF-2, Class AF-3, and Class AF-4 Certificates, in that order, until their respective Class Certificate Balances are reduced to zero; and

(2) in the case of the group 2 certificates:

- to the Class AV Certificates until their Class Certificate Balance is reduced to zero; and then

b. the Principal Distribution Amount remaining after distribution to the Class A Certificates described above will be distributed in the following order of priority:

- to the Class M-1 Certificateholders, the Class M-1 Principal Distribution Amount until their Class Certificate Balance has been reduced to zero;
- to the Class M-2 Certificateholders, the Class M-2 Principal Distribution Amount until their Class Certificate Balance has been reduced to zero; and
- to the Class B-1 Certificateholders, the Class B-1 Principal Distribution Amount until their Class Certificate Balance has been reduced to zero;
- to the Class B-2 Certificateholders, the Class B-2 Principal Distribution Amount until their Class Certificate Balance has been reduced to zero;

DISTRIBUTIONS

iii. any amount of Available Funds remaining after the distributions in clauses (i) and (ii) above shall be distributed in the following order of priority with respect to the offered certificates:

a. to fund the Extra Principal Distribution Amount for that distribution date to be paid as a component of the Principal Distribution Amount in the same order of priority as described in clause (ii) above;
b. to the holders of the Class M-1 Certificates, any Unpaid Interest Amo unts for that class;
c. to the holders of the Class M-1 Certificates, any Unpaid Realized Loss Amount for that class;
d. to the holders of the Class M-2 Certificates, any Unpaid Interest Amounts for that class;
e. to the holders of the Class M-2 Certificates, any Unpaid Realized Loss Amount for that class;
f. to the holders of the Class B-1 Certificates, any Unpaid Interest Amounts for that class;
g. to the holders of the Class B-1 Certificates, any Unpaid Realized Loss Amount for that class;
h. to the holders of the Class B-2 Certificates, any Unpaid Interest Amounts for that class;
i. to the holders of the Class B-2 Certificates, any Unpaid Realized Loss Amount for that class;
j. to the Excess Reserve Fund Account the amount of any Net WAC Cap Payment for both groups of certificates for such distribution date;
k. from funds on deposit in the Excess Reserve Fund Account, an amount equal to any Net WAC Rate Carryover Amount for such distribution date in the same order and priority in which Accrued Certificate Interest is allocated among the classes of Certificates (in the case of the related Net WAC Rate Carryover Amount for the Class AV Certificates, only after application of amounts available therefore from the yield maintenance reserve fund;); and
l. to the holders of the Class X Cert ificates the amounts described in the pooling and servicing agreement.

If, on a particular distribution date, amounts applied in the order described above are not sufficient to make a full distribution of the interest entitlement on the certificates, interest will be distributed on the certificates of equal priority based on the amount of interest that each class would otherwise have been entitled to receive in the absence of a shortfall. Any unpaid amount will be carried forward and added to the amount holders of the certificates will be entitled to receive on the next distribution date. Such a shortfall could occur, for example, if losses realized on the mortgage loans were exceptionally high or were concentrated in a particular month.

If on any distribution date the group 1 or group 2 certificates are still outstanding and the other group of certificates is not outstanding, then the remaining group of certificates will receive 100% of the Principal Distribution Amount or the Senior Principal Distribution Amount, as applicable, until their aggregate Class Certificate Balance has been reduced to zero.

If on any distribution date, after giving effect to all distributions of principal as described above, the aggregate Class Certificate Balances of the certificates exceeds the sum of (i) the aggregate Stated Principal Balance of the mortgage loans and (ii) the amounts, if any, on deposit in the pre-funding account, the Class Certificate Balance of the Subordinated Certificates (but not the Class A Certificates) will be reduced, in inverse order of seniority (beginning with the Class B Certificates) by an amount equal to that excess, until that Class Certificate Balance is reduced to zero. That reduction is referred to as an "Applied Realized Loss Amount."

On each distribution date, the holders of the Class P Certificates will be entitled to receive all prepayment charges collected in connection with any mortgage loans during the related Remittance Period. The Class P Certificates are not offered hereby.

Transaction Overview

Taxation:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
Legal Investment:	The Offered Certificates will NOT constitute "mortgage related securities for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)."
Form of Registration:	Book-entry form through DTC, and upon request, Clearstream and Euroclear.
Minimum Denominations:	$100,000 and integral multiples of $1 in excess thereof.
Lead Manager:	Salomon Smith Barney
Co Manager:	UBS Warburg

Sensitivity Analysis

To 10% Call

% PPV [1] for Group 1	0.0%	50.0%	**100.0%**	150.0%	200.0%
% CPR for Group 2	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class AF-1					
Wtd. Avg. Life (yrs)	10.7	1.8	**1.0**	0.8	0.6
Window (mos)	1-177	1-44	**1-23**	1-16	1-13
Expected Final Mat.	Jun-17	May-06	**Aug-04**	Jan-04	Oct-03
Class AF-2					
Wtd. Avg. Life (yrs)	18.2	7.4	**3.3**	2.0	1.5
Window (mos)	177-282	44-174	**23-69**	16-33	13-24
Expected Final Mat.	Mar-26	Mar-17	**Jun-08**	Jun-05	Sep-04
Class AF-3					
Wtd. Avg. Life (yrs)	25.2	14.7	**7.8**	4.1	2.3
Window (mos)	282-324	174-177	**69-101**	33-69	24-32
Expected Final Mat.	Sep-29	Jun-17	**Feb-11**	Jun-08	May-05
Class AF-4					
Wtd. Avg. Life (yrs)	12.5	8.1	**6.7**	5.5	3.4
Window (mos)	37-177	37-177	**39-101**	47-69	32-50
Expected Final Mat.	Jun-17	Jun-17	**Feb-11**	Jun-08	Nov-06
Class AV					
Wtd. Avg. Life (yrs)	19.2	4.2	**2.2**	1.7	1.1
Window (mos)	1-327	1-177	**1-101**	1-69	1-36
Expected Final Mat.	Dec-29	Jun-17	**Feb-11**	Jun-08	Sep-05
Class M-1					
Wtd. Avg. Life (yrs)	24.0	10.3	**5.6**	4.3	4.1
Window (mos)	219-327	61-177	**38-101**	41-69	47-50
Expected Final Mat.	Dec-29	Jun-17	**Feb-11**	Jun-08	Nov-06
Class M-2					
Wtd. Avg. Life (yrs)	24.0	10.3	**5.5**	4.2	3.8
Window (mos)	219-327	61-177	**37-101**	39-69	41-50
Expected Final Mat.	Dec-29	Jun-17	**Feb-11**	Jun-08	Nov-06
Class B-1					
Wtd. Avg. Life (yrs)	24.0	10.3	**5.5**	4.1	3.5
Window (mos)	219-327	61-177	**37-101**	37-69	38-50
Expected Final Mat.	Dec-29	Jun-17	**Feb-11**	Jun-08	Nov-06
Class B-2					
Wtd. Avg. Life (yrs)	23.9	10.1	**5.3**	3.9	3.3
Window (mos)	219-327	61-177	**37-101**	37-69	38-50
Expected Final Mat.	Dec-29	Jun-17	**Feb-11**	Jun-08	Nov-06

[1] PPV: Pricing Prepayment Vector for Group 1 is 4% CPR to 22% CPR in 12 months and 22% CPR for the remaining life.

Sensitivity Analysis

To Maturity

% PPV [1] for Group 1	0.0%	50.0%	**100.0%**	150.0%	200.0%
% CPR for Group 2	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class AF-1					
Wtd. Avg. Life (yrs)	10.7	1.8	**1.0**	0.8	0.6
Window (mos)	1-177	1-44	**1-23**	1-16	1-13
Expected Final Mat.	Jun-17	May-06	**Aug-04**	Jan-04	Oct-03
Class AF-2					
Wtd. Avg. Life (yrs)	18.2	7.4	**3.3**	2.0	1.5
Window (mos)	177-282	44-174	**23-69**	16-33	13-24
Expected Final Mat.	Mar-26	Mar-17	**Jun-08**	Jun-05	Sep-04
Class AF-3					
Wtd. Avg. Life (yrs)	25.2	18.1	**10.4**	4.7	2.3
Window (mos)	282-324	174-311	**69-208**	33-152	24-32
Expected Final Mat.	Sep-29	Aug-28	**Jan-20**	May-15	May-05
Class AF-4					
Wtd. Avg. Life (yrs)	12.5	8.1	**7.0**	6.9	4.5
Window (mos)	37-177	37-308	**39-177**	47-150	32-109
Expected Final Mat.	Jun-17	May-28	**Jun-17**	Mar-15	Oct-11
Class AV					
Wtd. Avg. Life (yrs)	19.5	4.2	**2.2**	1.7	1.1
Window (mos)	1-357	1-201	**1-106**	1-93	1-36
Expected Final Mat.	Jun-32	Jun-19	**Jul-11**	Jun-10	Sep-05
Class M-1					
Wtd. Avg. Life (yrs)	24.2	11.0	**6.1**	4.7	4.8
Window (mos)	219-353	61-275	**38-177**	41-122	47-87
Expected Final Mat.	Feb-32	Aug-25	**Jun-17**	Nov-12	Dec-09
Class M-2					
Wtd. Avg. Life (yrs)	24.2	10.8	**6.0**	4.5	4.0
Window (mos)	219-351	61-252	**37-159**	39-108	41-77
Expected Final Mat.	Dec-31	Sep-23	**Dec-15**	Sep-11	Feb-09
Class B-1					
Wtd. Avg. Life (yrs)	24.1	10.5	**5.8**	4.2	3.6
Window (mos)	219-344	61-216	**37-132**	37-90	38-64
Expected Final Mat.	May-31	Sep-20	**Sep-13**	Mar-10	Jan-08
Class B-2					
Wtd. Avg. Life (yrs)	23.9	10.1	**5.3**	3.9	3.3
Window (mos)	219-327	61-177	**37-101**	37-69	38-50
Expected Final Mat.	Dec-29	Jun-17	**Feb-11**	Jun-08	Nov-06

[1] PPV: Pricing Prepayment Vector for Group 1 is 4% CPR to 22% CPR in 12 months and 22% CPR for the remaining life.

CLASS A-IO NOTIONAL SCHEDULE

PERIOD	COUPON	NOTIONAL BALANCE
1	3.00%	$80,000,000.00
2	3.00	80,000,000.00
3	3.00	80,000,000.00
4	3.00	80,000,000.00
5	3.00	80,000,000.00
6	3.00	80,000,000.00
7	3.00	80,000,000.00
8	3.00	80,000,000.00
9	3.00	80,000,000.00
10	3.00	80,000,000.00
11	3.00	80,000,000.00
12	3.00	80,000,000.00
13	3.00	80,000,000.00
14	3.00	80,000,000.00
15	3.00	80,000,000.00
16	3.00	80,000,000.00
17	3.00	80,000,000.00
18	3.00	80,000,000.00
19	3.00	80,000,000.00
20	3.00	80,000,000.00
21	3.00	80,000,000.00
22	3.00	78,000,000.00
23	3.00	73,000,000.00
24	3.00	66,000,000.00
25	3.00	62,000,000.00
26	3.00	57,000,000.00
27	3.00	53,000,000.00
28	3.00	49,000,000.00
29	3.00	45,000,000.00
30	3.00	42,000,000.00
31+	0.00%	$0.00

Subordinated and Group 2 Net WAC Cap Table – 6-month LIBOR @ 1.81438% for Life

ASSUMPTIONS: 4% CPR to 22% CPR in 12 months and then 22% CPR to Life for Group 1 and 28% CPR for Group 2, 6-month LIBOR is 1.81438% for Life and 1-month LIBOR is 1.82% for Life

Period	Subordinated Net WAC Cap	Group 2 Net WAC Cap	Period	Subordinated Net WAC Cap	Group 2 Net WAC Cap
1	8.01%	7.80%	51	8.22%	7.57%
2	7.49%	7.29%	52	7.96%	7.33%
3	7.73%	7.52%	53	7.96%	7.33%
4	7.47%	7.27%	54	8.81%	8.11%
5	7.46%	7.26%	55	7.96%	7.33%
6	8.25%	8.02%	56	8.23%	7.57%
7	7.44%	7.24%	57	7.96%	7.33%
8	7.67%	7.46%	58	8.23%	7.57%
9	7.41%	7.21%	59	7.96%	7.33%
10	7.64%	7.43%	60	7.97%	7.33%
11	7.38%	7.18%	61	8.23%	7.57%
12	7.37%	7.16%	62	7.97%	7.33%
13	7.59%	7.38%	63	8.23%	7.57%
14	7.33%	7.13%	64	7.97%	7.33%
15	7.56%	7.35%	65	7.97%	7.33%
16	7.30%	7.09%	66	8.52%	7.83%
17	7.28%	7.07%	67	7.97%	7.33%
18	7.76%	7.54%	68	8.24%	7.57%
19	7.24%	7.03%	69	7.98%	7.33%
20	7.46%	7.25%	70	8.24%	7.57%
21	7.20%	6.99%	71	7.98%	7.33%
22	7.44%	7.20%	72	7.98%	7.33%
23	7.21%	6.91%	73	8.25%	7.57%
24	7.18%	6.68%	74	7.98%	7.33%
25	7.45%	6.94%	75	8.25%	7.57%
26	7.22%	6.63%	76	7.98%	7.33%
27	7.49%	6.87%	77	7.98%	7.33%
28	7.29%	6.69%	78	8.84%	8.11%
29	7.33%	6.73%	79	7.99%	7.33%
30	8.14%	7.48%	80	8.25%	7.57%
31	7.93%	7.33%	81	7.99%	7.33%
32	8.20%	7.57%	82	8.26%	7.57%
33	7.93%	7.33%	83	7.99%	7.33%
34	8.20%	7.57%	84	7.99%	7.33%
35	7.94%	7.33%	85	8.26%	7.57%
36	7.94%	7.33%	86	7.99%	7.33%
37	8.20%	7.57%	87	8.26%	7.57%
38	7.94%	7.33%	88	8.00%	7.33%
39	8.21%	7.57%	89	8.00%	7.33%
40	7.94%	7.33%	90	8.86%	8.11%
41	7.94%	7.33%	91	8.00%	7.33%
42	8.80%	8.11%	92	8.27%	7.57%
43	7.95%	7.33%	93	8.00%	7.33%
44	8.21%	7.57%	94	8.27%	7.57%
45	7.95%	7.33%	95	8.00%	7.33%
46	8.21%	7.57%	96	8.00%	7.33%
47	7.95%	7.33%	97	8.27%	7.57%
48	7.95%	7.33%	98	8.01%	7.33%
49	8.22%	7.57%	99	8.27%	7.57%
50	7.95%	7.33%	100	8.01%	7.33%

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are Servicer and Trustee

Subordinated and Group 2 Net WAC Cap Table – 6-month LIBOR @ 15.00% for Life

ASSUMPTIONS: 4% CPR to 22% CPR in 12 months and then 22% CPR to Life for Group 1 and 28% CPR for Group 2, 6-month LIBOR is 15.00% for Life and 1-month LIBOR is 1.82% for Life

Period	Subordinated Net WAC	Group 2 Net WAC Cap	Period	Subordinated Net WAC Cap	Group 2 Net WAC Cap
1	8.01%	7.80%	52	9.79%	14.26%
2	7.49%	7.29%	53	9.79%	14.26%
3	7.73%	7.52%	54	10.83%	15.78%
4	7.47%	7.27%	55	9.77%	14.26%
5	7.46%	7.26%	56	10.09%	14.73%
6	8.25%	8.02%	57	9.76%	14.26%
7	7.44%	7.24%	58	10.08%	14.73%
8	7.67%	7.46%	59	9.74%	14.26%
9	7.41%	7.21%	60	9.74%	14.26%
10	7.64%	7.43%	61	10.06%	14.73%
11	7.38%	7.18%	62	9.72%	14.26%
12	7.37%	7.16%	63	10.04%	14.73%
13	7.59%	7.38%	64	9.71%	14.26%
14	7.33%	7.13%	65	9.70%	14.26%
15	7.56%	7.35%	66	10.37%	15.24%
16	7.30%	7.09%	67	9.69%	14.26%
17	7.28%	7.07%	68	10.01%	14.73%
18	7.76%	7.54%	69	9.68%	14.26%
19	7.24%	7.03%	70	9.99%	14.73%
20	7.46%	7.25%	71	9.67%	14.26%
21	7.20%	6.99%	72	9.66%	14.26%
22	7.47%	7.31%	73	9.97%	14.73%
23	7.41%	7.59%	74	9.65%	14.26%
24	7.84%	8.87%	75	9.96%	14.73%
25	8.13%	9.20%	76	9.63%	14.26%
26	8.19%	9.90%	77	9.63%	14.26%
27	8.52%	10.34%	78	10.65%	15.78%
28	8.29%	10.07%	79	9.62%	14.26%
29	8.38%	10.31%	80	9.93%	14.73%
30	9.46%	11.98%	81	9.60%	14.26%
31	9.11%	11.40%	82	9.92%	14.73%
32	9.53%	12.18%	83	9.59%	14.26%
33	9.23%	11.82%	84	9.58%	14.26%
34	9.54%	12.25%	85	9.90%	14.73%
35	9.28%	12.05%	86	9.57%	14.26%
36	9.42%	12.54%	87	9.89%	14.73%
37	9.73%	12.96%	88	9.56%	14.26%
38	9.52%	12.93%	89	9.55%	14.26%
39	9.84%	13.40%	90	10.57%	15.78%
40	9.53%	13.00%	91	9.54%	14.26%
41	9.57%	13.19%	92	9.85%	14.73%
42	10.74%	15.15%	93	9.53%	14.26%
43	9.70%	13.68%	94	9.84%	14.73%
44	10.13%	14.54%	95	9.52%	14.26%
45	9.80%	14.09%	96	9.51%	14.26%
46	10.12%	14.57%	97	9.82%	14.73%
47	9.79%	14.11%	98	9.50%	14.26%
48	9.81%	14.20%	99	9.81%	14.73%
49	10.13%	14.67%	100	9.49%	14.26%
50	9.81%	14.26%	101	9.48%	14.26%
51	10.13%	14.73%			

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are for Servicer and Trustee

Total Collateral

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate Mortgage loans are listed as of the Cut-off Date of September 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,848	
Aggregate Current Principal Balance:	$303,063,337	
Fixed Rate (%):	65.12%	
Adjustable Rate (%):	34.88%	
Current Principal Balance:	$106,413	$5,772 – $866,250
Original Principal Balance:	$106,603	$10,000 – $866,250
1st Lien:	88.32%	
Gross Coupon:	8.85%	6.33% – 15.00%
Remaining Term (months – Stated Method):	307	110 - 360
Seasoning (months):	2	0 – 24
Adjustable Rate Loan Margin:*	6.27%	2.25%– 11.38%
Lifetime Maximum Interest Rate:*	15.24%	12.33% – 20.13%
Lifetime Minimum Interest Rate:*	6.98%	2.25% – 11.88%
Next Interest Rate Change Date:*	8/2004	1/2003 –4/2007
Original LTV:	79.39%	7.83% – 100.00%
Combined LTV:	80.61%	7.83% - 100.00%
Borrower FICO:**	624	463 - 819

*Adjustable-rate mortgage loans only

**Zeros excluded

Group 1 Collateral

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the fixed-rate Mortgage loans are listed as of the Cut-off Date of September 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,211	
Aggregate Current Principal Balance:	$197,364,586	
Current Principal Balance:	$89,265	$5,772 – $628,688
Original Principal Balance:	$89,472	$10,000 – $630,000
1st Lien:	82.06%	
Gross Coupon:	8.96%	6.75% – 15.00%
Remaining Term (months – Stated Method):	280	110 - 360
Seasoning (months):	2	0 – 24
Original LTV:	79.79%	7.83% – 100.00%
Combined LTV	80.45%	7.83% - 100.00%
Borrower FICO:*	637	463 – 819

*Zeros excluded

Group 2 Collateral

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable-rate Mortgage loans are listed as of the Cut-off Date of September 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	637	
Aggregate Current Principal Balance:	$105,698,751	
Current Principal Balance:	$165,932	$19,476 – $866,250
Original Principal Balance:	$166,066	$19,550 – $866,250
1st Lien:	100%	
Gross Coupon:	8.65%	6.33% – 13.13%
Remaining Term (months – Stated Method):	358	350 – 360
Seasoning (months):	2	0 – 10
Adjustable Rate Loan Margin:	6.27%	2.25%– 11.38%
Lifetime Maximum Interest Rate:	15.24%	12.33% – 20.13%
Lifetime Minimum Interest Rate:	6.98%	2.25% – 11.88%
Next Interest Rate Change Date:	8/2004	1/2003 –4/2007
Original LTV:	78.64%	14.29% – 95.00%
Combined LTV	80.89%	14.29% – 100.00%
Borrower FICO:*	600	500 – 748

*Zeros excluded

TOTAL COLLATERAL STRATIFICATIONS

Current Balance

Range ($)		Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 -	50,000.00	881	$ 27,842,067.25	9.19%
50,000.01 -	100,000.00	898	64,991,462.84	21.44
100,000.01 -	150,000.00	444	54,461,039.64	17.97
150,000.01 -	200,000.00	273	47,232,301.81	15.58
200,000.01 -	250,000.00	134	30,065,812.32	9.92
250,000.01 -	300,000.00	67	18,093,854.94	5.97
300,000.01 -	350,000.00	57	18,578,046.77	6.13
350,000.01 -	400,000.00	38	14,213,560.04	4.69
400,000.01 -	450,000.00	22	9,269,295.79	3.06
450,000.01 -	500,000.00	17	8,286,050.22	2.73
500,000.01 -	550,000.00	5	2,612,534.07	0.86
550,000.01 -	600,000.00	8	4,617,881.42	1.52
600,000.01 -	650,000.00	2	1,233,179.58	0.41
650,000.01 -	700,000.00	1	700,000.00	0.23
850,000.01 -	900,000.00	1	866,250.00	0.29
Total		2,848	$ 303,063,336.69	100.00%

Property Type

Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
SFR or Deminimus PUD	2,174	$ 231,408,689.50	76.36%
Low Rise Condominium	171	15,135,852.07	4.99
2 unit	153	17,015,268.67	5.61
3 unit	26	5,346,726.09	1.76
4 unit	26	4,636,034.44	1.53
Planned Unit Development	214	22,709,186.50	7.49
Cooperative Unit	9	798,009.79	0.26
Townhouse (SFR Attached)	39	3,239,162.69	1.07
High Rise Condominium	1	65,800.00	0.02
Manufactured Housing	35	2,708,606.94	0.89
Total	2,848	$ 303,063,336.69	100.00%

Occupancy

Occupancy	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupancy	2,607	$ 282,007,252.49	93.05%
Investor	224	18,738,377.75	6.18
Second	17	2,317,706.45	0.76
Total	2,848	$ 303,063,336.69	100.00%

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash-out Refinance	1,555	$ 176,039,592.30	58.09%
Purchase	1,018	96,174,231.31	31.73
Refinance	272	30,537,391.03	10.08
Home Improvement	2	115,029.77	0.04
Other	1	197,092.28	0.06
Total	2,848	$ 303,063,336.69	100.00%

Mortgage Rates

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.000 - 6.499	1	$ 326,615.27	0.11%
6.500 - 6.999	34	8,506,258.72	2.81
7.000 - 7.499	114	23,021,249.22	7.60
7.500 - 7.999	445	62,772,312.27	20.71
8.000 - 8.499	325	37,784,835.12	12.47
8.500 - 8.999	446	55,419,803.93	18.29
9.000 - 9.499	281	29,117,031.01	9.61
9.500 - 9.999	347	37,771,599.12	12.46
10.000 - 10.499	166	12,338,793.88	4.07
10.500 - 10.999	203	13,382,905.12	4.42
11.000 - 11.499	98	5,766,251.71	1.90
11.500 - 11.999	89	5,007,691.39	1.65
12.000 - 12.499	63	2,805,785.75	0.93
12.500 - 12.999	90	4,264,694.92	1.41
13.000 - 13.499	98	3,104,251.77	1.02
13.500 - 13.999	33	1,072,320.64	0.35
14.000 - 14.499	8	390,327.37	0.13
14.500 - 14.999	5	126,911.39	0.04
15.000 - 15.499	2	83,698.09	0.03
Total	2,848	$ 303,063,336.69	100.00%

Loan Program

Program	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Doc	2,083	$ 195,162,285.89	64.40%
No Doc.	122	12,177,042.19	4.02
Reduced Doc	504	71,295,662.44	23.52
Reduced Doc. No Ratio	139	24,428,346.17	8.06
Total	2,848	$ 303,063,336.69	100.00%

Risk Grade

Risk Grade	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alt-A	670	$ 59,969,582.95	19.79%
1	378	51,126,134.59	16.87
1+	1,253	130,408,714.59	43.03
2	305	34,620,096.16	11.42
3	173	20,056,915.61	6.62
4	69	6,881,892.79	2.27
Total	2,848	$ 303,063,336.69	100.00%

TOTAL COLLATERAL STRATIFICATIONS
Geographic Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	2	$ 117,966.93	0.04%
Alaska	2	252,711.99	0.08
Arizona	128	6,682,692.28	2.20
Arkansas	5	296,407.96	0.10
California	674	87,788,155.84	28.97
Colorado	64	9,606,771.78	3.17
Connecticut	27	3,599,077.04	1.19
Delaware	2	306,403.19	0.10
District of Columbia	17	1,919,493.85	0.63
Florida	120	14,718,217.72	4.86
Georgia	41	5,374,375.63	1.77
Hawaii	5	651,563.44	0.21
Idaho	15	1,248,567.81	0.41
Illinois	108	10,961,193.59	3.62
Indiana	44	3,273,401.36	1.08
Iowa	40	2,693,325.89	0.89
Kansas	8	532,831.41	0.18
Kentucky	60	4,530,389.47	1.49
Louisiana	7	497,471.09	0.16
Maine	2	137,200.00	0.05
Maryland	58	6,300,089.19	2.08
Massachusetts	48	5,087,905.78	1.68
Michigan	66	5,757,170.98	1.90
Minnesota	138	19,506,578.71	6.44
Mississippi	5	718,320.49	0.24
Missouri	112	7,665,545.83	2.53
Montana	6	520,866.88	0.17
Nebraska	20	1,235,811.89	0.41
Nevada	30	2,442,299.47	0.81
New Hampshire	13	1,292,556.01	0.43
New Jersey	87	11,274,855.21	3.72
New Mexico	1	34,960.65	0.01
New York	189	28,762,228.59	9.49
North Carolina	83	7,898,521.27	2.61
North Dakota	1	87,394.63	0.03
Ohio	197	14,432,442.13	4.76
Oklahoma	21	1,046,108.62	0.35
Oregon	51	3,770,778.35	1.24
Pennsylvania	76	4,932,323.14	1.63
Rhode Island	10	1,153,814.41	0.38
South Carolina	72	6,386,465.91	2.11
South Dakota	3	249,325.79	0.08
Tennessee	48	4,194,681.45	1.38
Texas	16	1,851,077.58	0.61
Utah	7	688,437.77	0.23
Vermont	3	197,394.79	0.07
Virginia	38	3,687,531.25	1.22
Washington	30	2,843,705.58	0.94
West Virginia	8	540,660.96	0.18
Wisconsin	37	3,040,802.32	1.00
Wyoming	3	274,462.79	0.09
Total	2,848	$ 303,063,336.69	100.00%

TOTAL COLLATERAL STRATIFICATIONS

Balloon Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Balloon	1,834	$ 239,535,730.18	79.04%
Balloon	1,014	63,527,606.51	20.96
Total	2,848	$ 303,063,336.69	100.00%

Lien Position

Lien Position	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	2,008	$ 267,656,556.50	88.32%
2	840	35,406,780.19	11.68
Total	2,848	$ 303,063,336.69	100.00%

FICO Scores

Fico Range	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Score-	5	$ 491,399.38	0.16%
451 - 475	1	113,068.84	0.04
476 - 500	2	243,668.36	0.08
501 - 525	66	6,615,869.24	2.18
526 - 550	168	19,219,897.76	6.34
551 - 575	313	34,256,322.46	11.30
576 - 600	410	54,015,380.19	17.82
601 - 625	502	60,965,551.43	20.12
626 - 650	377	35,290,871.30	11.64
651 - 675	336	32,632,197.59	10.77
676 - 700	229	22,498,302.83	7.42
701 - 725	155	15,653,284.94	5.16
726 - 750	150	12,061,836.15	3.98
751 - 775	89	5,680,475.19	1.87
776 - 800	41	3,216,690.42	1.06
801 - 825	4	108,520.61	0.04
TOTAL:	2,848	$ 303,063,336.69	100.00%

TOTAL COLLATERAL STRATIFICATIONS

Original LTV

Original LTV	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<=50	146	$ 11,738,373.31	3.87%
50.01-55.00	54	5,694,533.44	1.88
55.01-60.00	64	9,503,623.66	3.14
60.01-65.00	89	10,772,209.36	3.55
65.01-70.00	157	20,430,591.40	6.74
70.01-75.00	238	33,519,520.11	11.06
75.01-80.00	555	79,848,510.65	26.35
80.01-85.00	327	39,999,756.15	13.20
85.01-90.00	470	44,937,795.28	14.83
90.01-95.00	460	34,606,790.07	11.42
95.01-100.00	288	12,011,633.26	3.96
	2,848	$ 303,063,336.69	100.00%

Combined LTV

Combined LTV	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000 - 25.000	26	$924,338.54	0.30%
25.001 - 30.000	9	784,275.20	0.26
30.001 - 35.000	29	2,310,547.54	0.76
35.001 - 40.000	18	1,089,980.40	0.36
40.001 - 45.000	25	2,423,474.08	0.80
45.001 - 50.000	36	3,853,206.01	1.27
50.001 - 55.000	54	5,694,533.44	1.88
55.001 - 60.000	62	9,340,423.66	3.08
60.001 - 65.000	88	10,689,209.36	3.53
65.001 - 70.000	152	19,579,595.27	6.46
70.001 - 75.000	235	32,619,164.02	10.76
75.001 - 80.000	461	63,201,188.07	20.85
80.001 - 85.000	326	40,124,335.14	13.24
85.001 - 90.000	474	46,904,898.32	15.48
90.001 - 95.000	487	39,479,670.94	13.03
95.001 - 100.000	366	24,044,496.70	7.93
Total :	2,848	$303,063,336.69	100.00%

GROUP 1 COLLATERAL STRATIFICATIONS

Current Balance

Range ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 50,000.00	844	$ 26,419,641.38	13.39%
50,000.01 - 100,000.00	759	54,364,255.25	27.55
100,000.01 - 150,000.00	276	33,764,888.64	17.11
150,000.01 - 200,000.00	166	28,733,675.59	14.56
200,000.01 - 250,000.00	52	11,845,680.91	6.00
250,000.01 - 300,000.00	26	6,979,664.98	3.54
300,000.01 - 350,000.00	33	10,812,195.94	5.48
350,000.01 - 400,000.00	20	7,481,016.47	3.79
400,000.01 - 450,000.00	14	5,895,557.26	2.99
450,000.01 - 500,000.00	10	4,882,091.97	2.47
500,000.01 - 550,000.00	3	1,533,820.38	0.78
550,000.01 - 600,000.00	6	3,418,917.54	1.73
600,000.01 - 650,000.00	2	1,233,179.58	0.62
Total	2,211	$ 197,364,585.89	100.00%

Property Type

Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
SFR or Deminimus PUD	1,658	$ 147,278,018.24	74.62%
Low Rise Condominium	136	10,000,315.51	5.07
2 unit	131	13,558,011.21	6.87
3 unit	21	4,355,091.29	2.21
4 unit	20	3,626,242.74	1.84
Planned Unit Development	176	13,521,286.83	6.85
Cooperative Unit	7	528,348.01	0.27
Townhouse (SFR Attached)	30	2,096,171.88	1.06
High Rise Condominium	1	65,800.00	0.03
Manufactured Housing	31	2,335,300.18	1.18
Total	2,211	$ 197,364,585.89	100.00%

GROUP 1 COLLATERAL STRATIFICATIONS

Occupancy

Occupancy	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occ	1,997	$ 179,247,973.82	90.82%
Investor	202	16,849,168.52	8.54
Second	12	1,267,443.55	0.64
Total	2,211	$ 197,364,585.89	100.00%

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash-out Refinance	1,163	$ 111,687,637.76	56.55%
Purchase	824	62,170,379.05	31.50
Refinance	222	23,391,539.31	11.85
Home Improvement	2	115,029.77	0.06
Total	2,211	$ 197,364,585.89	100.00%

GROUP 1 COLLATERAL STRATIFICATIONS

Current Mortgage Rates

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.500 - 6.999	15	$ 4,123,820.45	2.09%
7.000 - 7.499	86	17,016,769.34	8.62
7.500 - 7.999	333	40,384,955.30	20.46
8.000 - 8.499	230	22,107,904.39	11.20
8.500 - 8.999	309	34,599,990.65	17.53
9.000 - 9.499	207	18,055,969.57	9.15
9.500 - 9.999	256	23,719,107.99	12.02
10.000 - 10.499	137	8,112,638.28	4.11
10.500 - 10.999	177	10,377,309.22	5.26
11.000 - 11.499	85	3,678,544.39	1.86
11.500 - 11.999	83	3,860,031.58	1.96
12.000 - 12.499	60	2,602,008.20	1.32
12.500 - 12.999	88	4,077,939.64	2.07
13.000 - 13.499	97	2,974,339.40	1.51
13.500 - 13.999	33	1,072,320.64	0.54
14.000 - 14.499	8	390,327.37	0.20
14.500 - 14.999	5	126,911.39	0.06
15.000 - 15.499	2	83,698.09	0.04
Total	2,211	$ 197,364,585.89	100.00%

Loan Program

Program	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Doc	1,629	$ 126,897,344.38	64.30%
No Doc	121	12,101,122.03	6.13
Reduced Doc	351	40,127,822.08	20.33
Reduced Doc. No Ratio	110	18,238,297.40	9.24
Total	2,211	$ 197,364,585.89	100.00%

GROUP 1 COLLATERAL STRATIFICATIONS

Risk Grade

Risk Grade	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alt-A	648	$ 56,683,255.63	28.72%
1	245	26,062,398.61	13.21
1+	984	83,492,197.37	42.30
2	199	19,255,625.15	9.76
3	101	9,227,934.45	4.68
4	34	2,643,174.68	1.34
Total	2,211	$ 197,364,585.89	100.00%

GROUP 1 COLLATERAL STRATIFICATIONS

Geographic Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	1	$ 51,566.93	0.03%
Alaska	1	140,841.32	0.07
Arizona	113	4,859,100.63	2.46
Arkansas	5	296,407.96	0.15
California	517	52,874,899.51	26.79
Colorado	44	4,876,389.05	2.47
Connecticut	21	2,631,054.32	1.33
Delaware	1	92,653.19	0.05
District of Columbia	12	1,056,028.17	0.54
Florida	95	10,637,595.73	5.39
Georgia	29	2,888,624.07	1.46
Hawaii	3	521,827.08	0.26
Idaho	13	1,107,333.81	0.56
Illinois	63	4,633,912.11	2.35
Indiana	38	2,769,452.82	1.40
Iowa	35	2,131,177.93	1.08
Kansas	5	362,832.80	0.18
Kentucky	47	2,965,618.02	1.50
Louisiana	7	497,471.09	0.25
Maine	2	137,200.00	0.07
Maryland	40	3,135,865.07	1.59
Massachusetts	37	3,019,550.11	1.53
Michigan	51	4,047,429.93	2.05
Minnesota	75	9,751,288.39	4.94
Mississippi	4	498,537.77	0.25
Missouri	95	6,461,497.06	3.27
Montana	6	520,866.88	0.26
Nebraska	16	949,631.32	0.48
Nevada	27	1,878,123.35	0.95
New Hampshire	9	624,268.23	0.32
New Jersey	56	4,954,114.00	2.51
New Mexico	1	34,960.65	0.02
New York	157	22,670,134.38	11.49
North Carolina	65	5,815,504.10	2.95
North Dakota	1	87,394.63	0.04
Ohio	169	11,670,504.94	5.91
Oklahoma	21	1,046,108.62	0.53
Oregon	43	2,784,476.13	1.41
Pennsylvania	60	3,268,380.59	1.66
Rhode Island	10	1,153,814.41	0.58
South Carolina	55	4,468,882.56	2.26
South Dakota	3	249,325.79	0.13
Tennessee	42	3,335,115.17	1.69
Texas	15	1,742,227.05	0.88
Utah	4	377,809.69	0.19
Vermont	3	197,394.79	0.10
Virginia	30	2,043,191.37	1.04
Washington	28	2,276,620.40	1.15
West Virginia	7	500,691.15	0.25
Wisconsin	27	2,110,328.03	1.07
Wyoming	2	158,562.79	0.08
Total	2,211	$ 197,364,585.89	100.00%

GROUP 1 COLLATERAL STRATIFICATIONS

Balloon Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Balloon	1,197	$ 133,836,979.38	67.81%
Balloon	1,014	63,527,606.51	32.19
Total	2,211	$ 197,364,585.89	100.00%

Lien Position

Lien Position	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	1,371	$ 161,957,805.70	82.06%
2	840	35,406,780.19	17.94
Total	2,211	$ 197,364,585.89	100.00%

FICO Score

Fico Range	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Score	3	$ 209,000.39	0.11%
451 - 475	1	113,068.84	0.06
501 - 525	33	2,513,926.26	1.27
526 - 550	100	9,273,230.75	4.70
551 - 575	202	17,982,411.90	9.11
576 - 600	270	28,304,072.45	14.34
601 - 625	366	38,012,729.94	19.26
626 - 650	319	25,054,551.52	12.69
651 - 675	291	24,191,560.49	12.26
676 - 700	207	19,386,041.61	9.82
701 - 725	139	11,768,504.35	5.96
726 - 750	146	11,549,801.17	5.85
751 - 775	89	5,680,475.19	2.88
776 - 800	41	3,216,690.42	1.63
801 - 825	4	108,520.61	0.05
TOTAL:	2,211	$ 197,364,585.89	100.00%

GROUP 1 COLLATERAL STRATIFICATIONS

Original Loan-to-Value Ratio

Original LTV	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<=50	125	$8,661,204.80	4.39%
50.01-55.00	41	3,825,958.40	1.94
55.01-60.00	46	6,074,291.00	3.08
60.01-65.00	72	8,531,335.56	4.32
65.01-70.00	106	13,170,823.87	6.67
70.01-75.00	154	17,952,172.61	9.10
75.01-80.00	353	45,606,691.51	23.11
80.01-85.00	236	25,175,407.69	12.76
85.01-90.00	388	30,546,626.36	15.48
90.01-95.00	402	25,808,440.83	13.08
95.01-100.00	288	12,011,633.26	6.09
Total:	2,211	$197,364,585.89	100.00%

Combined Loan-to-Value Ratio

Combined LTV	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000 - 25.000	23	$758,503.99	0.38%
25.001 - 30.000	8	684,275.20	0.35
30.001 - 35.000	26	1,850,004.22	0.94
35.001 - 40.000	15	755,001.10	0.38
40.001 - 45.000	22	1,264,509.75	0.64
45.001 - 50.000	28	2,996,359.00	1.52
50.001 - 55.000	41	3,825,958.40	1.94
55.001 - 60.000	44	5,911,091.00	3.00
60.001 - 65.000	72	8,531,335.56	4.32
65.001 - 70.000	104	12,585,589.23	6.38
70.001 - 75.000	154	17,787,380.21	9.01
75.001 - 80.000	318	40,212,005.50	20.37
80.001 - 85.000	235	25,311,513.40	12.82
85.001 - 90.000	389	31,821,828.37	16.12
90.001 - 95.000	414	27,550,619.23	13.96
95.001 - 100.000	318	15,518,611.73	7.86
Total :	2,211	$197,364,585.89	100.00%

GROUP 2 COLLATERAL STRATIFICATIONS

Current Balance

Range ($)		Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 -	50,000.00	37	$ 1,422,425.87	1.35%
50,000.01 -	100,000.00	139	10,627,207.59	10.05
100,000.01 -	150,000.00	168	20,696,151.00	19.58
150,000.01 -	200,000.00	107	18,498,626.22	17.50
200,000.01 -	250,000.00	82	18,220,131.41	17.24
250,000.01 -	300,000.00	41	11,114,189.96	10.51
300,000.01 -	350,000.00	24	7,765,850.83	7.35
350,000.01 -	400,000.00	18	6,732,543.57	6.37
400,000.01 -	450,000.00	8	3,373,738.53	3.19
450,000.01 -	500,000.00	7	3,403,958.25	3.22
500,000.01 -	550,000.00	2	1,078,713.69	1.02
550,000.01 -	600,000.00	2	1,198,963.88	1.13
650,000.01 -	700,000.00	1	700,000.00	0.66
850,000.01 -	900,000.00	1	866,250.00	0.82
Total		637	$ 105,698,750.80	100.00%

Property Type

Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
SFR or Deminimus PUD	516	$ 84,130,671.26	79.59%
Low Rise Condominium	35	5,135,536.56	4.86
2 unit	22	3,457,257.46	3.27
3 unit	5	991,634.80	0.94
4 unit	6	1,009,791.70	0.96
Planned Unit Development	38	9,187,899.67	8.69
Cooperative Unit	2	269,661.78	0.26
Townhouse (SFR Attached)	9	1,142,990.81	1.08
Manufactured Housing	4	373,306.76	0.35
Total	637	$ 105,698,750.80	100.00%

GROUP 2 COLLATERAL STRATIFICATIONS

Occupancy

Occupancy	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occ	610	$ 102,759,278.67	97.22%
Investor	22	1,889,209.23	1.79
Second	5	1,050,262.90	0.99
Total	637	$ 105,698,750.80	100.00%

Mortgage Rates

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.000 - 6.499	1	$ 326,615.27	0.31%
6.500 - 6.999	19	4,382,438.27	4.15
7.000 - 7.499	28	6,004,479.88	5.68
7.500 - 7.999	112	22,387,356.97	21.18
8.000 - 8.499	95	15,676,930.73	14.83
8.500 - 8.999	137	20,819,813.28	19.70
9.000 - 9.499	74	11,061,061.44	10.46
9.500 - 9.999	91	14,052,491.13	13.29
10.000 - 10.499	29	4,226,155.60	4.00
10.500 - 10.999	26	3,005,595.90	2.84
11.000 - 11.499	13	2,087,707.32	1.98
11.500 - 11.999	6	1,147,659.81	1.09
12.000 - 12.499	3	203,777.55	0.19
12.500 - 12.999	2	186,755.28	0.18
13.000 - 13.499	1	129,912.37	0.12
Total	637	$ 105,698,750.80	100.00%

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash-out	392	$ 64,351,954.54	60.88%
Purchase	194	34,003,852.26	32.17
Refinance	50	7,145,851.72	6.76
Other	1	197,092.28	0.19
Total	637	$ 105,698,750.80	100.00%

Loan Program

Program	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Doc	454	$ 68,264,941.51	64.58%
No Doc.	1	75,920.16	0.07
Reduced Doc	153	31,167,840.36	29.49
Reduced Doc. No Ratio	29	6,190,048.77	5.86
Total	637	$ 105,698,750.80	100.00%

Geographic Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	1	$ 66,400.00	0.06%
Alaska	1	111,870.67	0.11
Arizona	15	1,823,591.65	1.73
California	157	34,913,256.33	33.03
Colorado	20	4,730,382.73	4.48
Connecticut	6	968,022.72	0.92
Delaware	1	213,750.00	0.20
District of Columbia	5	863,465.68	0.82
Florida	25	4,080,621.99	3.86
Georgia	12	2,485,751.56	2.35
Hawaii	2	129,736.36	0.12
Idaho	2	141,234.00	0.13
Illinois	45	6,327,281.48	5.99
Indiana	6	503,948.54	0.48
Iowa	5	562,147.96	0.53
Kansas	3	169,998.61	0.16
Kentucky	13	1,564,771.45	1.48
Maryland	18	3,164,224.12	2.99
Massachusetts	11	2,068,355.67	1.96
Michigan	15	1,709,741.05	1.62
Minnesota	63	9,755,290.32	9.23
Mississippi	1	219,782.72	0.21
Missouri	17	1,204,048.77	1.14
Nebraska	4	286,180.57	0.27
Nevada	3	564,176.12	0.53
New Hampshire	4	668,287.78	0.63
New Jersey	31	6,320,741.21	5.98
New York	32	6,092,094.21	5.76
North Carolina	18	2,083,017.17	1.97
Ohio	28	2,761,937.19	2.61
Oregon	8	986,302.22	0.93
Pennsylvania	16	1,663,942.55	1.57
South Carolina	17	1,917,583.35	1.81
Tennessee	6	859,566.28	0.81
Texas	1	108,850.53	0.10
Utah	3	310,628.08	0.29
Virginia	8	1,644,339.88	1.56
Washington	2	567,085.18	0.54
West Virginia	1	39,969.81	0.04
Wisconsin	10	930,474.29	0.88
Wyoming	1	115,900.00	0.11
Total	637	$ 105,698,750.80	100.00%

GROUP 2 COLLATERAL STRATIFICATIONS

Risk Grade

Risk Grade	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alt-A	22	$ 3,286,327.32	3.11%
1	133	25,063,735.98	23.71
1+	269	46,916,517.22	44.39
2	106	15,364,471.01	14.54
3	72	10,828,981.16	10.25
4	35	4,238,718.11	4.01
Total	637	$ 105,698,750.80	100.00%

Maximum Mortgage Rate

Maximum Mortgage Rates(%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.000 - 12.499	1	$ 326,615.27	0.31%
12.500 - 12.999	6	1,150,264.76	1.09
13.000 - 13.499	9	1,498,631.73	1.42
13.500 - 13.999	56	11,028,252.56	10.43
14.000 - 14.499	59	9,984,969.49	9.45
14.500 - 14.999	135	23,707,089.86	22.43
15.000 - 15.499	88	14,252,003.80	13.48
15.500 - 15.999	125	20,405,525.78	19.31
16.000 - 16.499	52	8,747,799.24	8.28
16.500 - 16.999	52	7,096,459.69	6.71
17.000 - 17.499	23	3,111,877.81	2.94
17.500 - 17.999	16	1,869,493.95	1.77
18.000 - 18.499	9	1,489,914.39	1.41
18.500 - 18.999	4	870,563.53	0.82
19.000 - 19.499	1	29,376.57	0.03
20.000 - 20.499	1	129,912.37	0.12
Total	637	$ 105,698,750.80	100.00%

GROUP 2 COLLATERAL STRATIFICATIONS

Minimum Mortgage Rate

Minimum Mortgage Rates(%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000 - 2.499	2	$ 293,359.22	0.28%
2.500 - 2.999	1	137,980.21	0.13
3.500 - 3.999	1	263,383.50	0.25
4.000 - 4.499	4	762,011.58	0.72
4.500 - 4.999	7	2,062,026.97	1.95
5.000 - 5.499	84	15,622,786.94	14.78
5.500 - 5.999	95	16,746,036.35	15.84
6.000 - 6.499	54	8,885,163.25	8.41
6.500 - 6.999	73	11,914,494.57	11.27
7.000 - 7.499	41	6,016,071.38	5.69
7.500 - 7.999	91	14,513,937.64	13.73
8.000 - 8.499	42	6,758,996.66	6.39
8.500 - 8.999	54	8,521,219.19	8.06
9.000 - 9.499	26	4,449,900.60	4.21
9.500 - 9.999	29	4,270,553.99	4.04
10.000 - 10.499	11	1,763,889.26	1.67
10.500 - 10.999	12	1,539,831.13	1.46
11.000 - 11.499	6	713,256.80	0.67
11.500 - 11.999	4	463,851.56	0.44
Total	637	$ 105,698,750.80	100.00%

Gross Margin

Gross Margin (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.499	2	$ 293,359.22	0.28%
2.750 - 2.999	1	137,980.21	0.13
3.500 - 3.749	1	499,255.52	0.47
3.750 - 3.999	1	263,383.50	0.25
4.000 - 4.249	3	479,991.75	0.45
4.250 - 4.499	3	960,202.70	0.91
4.500 - 4.749	5	1,027,121.92	0.97
4.750 - 4.999	8	2,209,004.52	2.09
5.000 - 5.249	65	12,363,791.44	11.70
5.250 - 5.499	50	9,276,619.74	8.78
5.500 - 5.749	49	8,739,739.57	8.27
5.750 - 5.999	60	10,333,297.59	9.78
6.000 - 6.249	58	7,406,254.51	7.01
6.250 - 6.499	35	6,180,919.62	5.85
6.500 - 6.749	92	14,859,309.96	14.06
6.750 - 6.999	26	4,936,130.59	4.67
7.000 - 7.249	30	5,610,844.84	5.31
7.250 - 7.499	12	1,196,439.21	1.13
7.500 - 7.749	47	5,804,039.13	5.49
7.750 - 7.999	17	2,383,407.32	2.25
8.000 - 8.249	19	3,162,754.39	2.99
8.250 - 8.499	10	1,519,584.37	1.44
8.500 - 8.749	17	2,840,529.30	2.69
8.750 - 8.999	5	413,906.68	0.39
9.000 - 9.249	6	720,470.25	0.68
9.250 - 9.499	7	1,235,285.31	1.17
9.500 - 9.749	1	84,787.61	0.08
10.000 - 10.249	2	177,082.87	0.17
10.750 - 10.999	2	289,636.63	0.27
11.000 - 11.249	1	26,970.66	0.03
11.250 - 11.499	2	266,649.87	0.25
Total	637	$ 105,698,750.80	100.00%

GROUP 2 COLLATERAL STRATIFICATIONS

Month of Adjustment Date

Month of Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
January 2003	1	$ 108,912.98	0.10%
February 2003	1	221,302.89	0.21
March 2003	2	189,000.00	0.18
November 2003	2	258,477.96	0.24
December 2003	1	359,898.02	0.34
January 2004	3	432,554.32	0.41
February 2004	3	619,021.99	0.59
March 2004	4	456,839.06	0.43
April 2004	24	4,279,146.82	4.05
May 2004	58	8,803,348.47	8.33
June 2004	62	8,270,094.89	7.82
July 2004	129	21,477,197.55	20.32
August 2004	182	32,091,691.55	30.36
September 2004	106	19,516,494.00	18.46
March 2005	1	148,405.18	0.14
May 2005	7	588,076.57	0.56
June 2005	8	1,045,092.41	0.99
July 2005	31	4,564,443.72	4.32
August 2005	7	1,141,643.20	1.08
September 2005	3	833,750.00	0.79
March 2007	1	155,228.08	0.15
April 2007	1	138,131.14	0.13
Total	637	$ 105,698,750.80	100.00%

Initial Periodic Cap Rate

Initial Periodic Rt Cap	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	8	$ 942,599.20	0.89%
2.000	81	12,902,913.47	12.21
2.750	1	104,203.88	0.10
3.000	533	89,441,400.70	84.62
3.005	1	153,000.00	0.14
3.125	2	169,991.71	0.16
3.360	1	66,500.00	0.06
3.500	1	175,000.00	0.17
5.000	7	1,449,782.62	1.37
6.000	2	293,359.22	0.28
Total	637	$ 105,698,750.80	100.00%

Subsequent Periodic Cap Rate

Periodic Rt Cap	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	537	88,183,442.76	83.43%
1.500	36	7,055,766.89	6.68
2.000	37	5,259,272.57	4.98
2.500	1	180,000.00	0.17
3.000	26	5,020,268.58	4.75
Total	637	$ 105,698,750.80	100.00%

FICO Score

Fico Range	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Score	2	$ 282,398.99	0.27%
476 - 500	2	243,668.36	0.23
501 - 525	33	4,101,942.98	3.88
526 - 550	68	9,946,667.01	9.41
551 - 575	111	16,273,910.56	15.40
576 - 600	140	25,711,307.74	24.33
601 - 625	136	22,952,821.49	21.72
626 - 650	58	10,236,319.78	9.68
651 - 675	45	8,440,637.10	7.99
676 - 700	22	3,112,261.22	2.94
701 - 725	16	3,884,780.59	3.68
726 - 750	4	512,034.98	0.48
TOTAL:	637	$ 105,698,750.80	100.00%

Original LTV

Original LTV	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<=50	21	3,077,168.51	2.91%
50.01-55.00	13	1,868,575.04	1.77
55.01-60.00	18	3,429,332.66	3.24
60.01-65.00	17	2,240,873.80	2.12
65.01-70.00	51	7,259,767.53	6.87
70.01-75.00	84	15,567,347.50	14.73
75.01-80.00	202	34,241,819.14	32.40
80.01-85.00	91	14,824,348.46	14.03
85.01-90.00	82	14,391,168.92	13.62
90.01-95.00	58	8,798,349.24	8.32
Total:	637	105,698,750.80	100.00%

Combined LTV

Combined LTV	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000 - 25.000	3	$165,834.55	0.16%
25.001 - 30.000	1	100,000.00	0.09
30.001 - 35.000	3	460,543.32	0.44
35.001 - 40.000	3	334,979.30	0.32
40.001 - 45.000	3	1,158,964.33	1.10
45.001 - 50.000	8	856,847.01	0.81
50.001 - 55.000	13	1,868,575.04	1.77
55.001 - 60.000	18	3,429,332.66	3.24
60.001 - 65.000	16	2,157,873.80	2.04
65.001 - 70.000	48	6,994,006.04	6.62
70.001 - 75.000	81	14,831,783.81	14.03
75.001 - 80.000	143	22,989,182.57	21.75
80.001 - 85.000	91	14,812,821.74	14.01
85.001 - 90.000	85	15,083,069.95	14.27
90.001 - 95.000	73	11,929,051.71	11.29
95.001 - 100.000	48	8,525,884.97	8.07
Total :	637	$105,698,750.80	100.00%